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                            January 23, 2024

       Marcelo Cunha Ribeiro
       Chief Financial Officer
       National Steel Company
       Av.Brigadeiro Faria Lima, 3400 - 20th floor
       Sao Paulo-SP, Brazil 04538-132

                                                        Re: National Steel
Company
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
January 8, 2024
                                                            File No. 001-14732

       Dear Marcelo Cunha Ribeiro:

              We have reviewed your January 8, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

       Item 4. Information on the Company

       General, page 17

   1. Please provide us with a draft of your SK 1300 mineral property disclosure that encompasses all of your
proposed revisions. Based on your response we may have
                                                        additional comment.

                                                        Please note that
summary disclosure should include all mineral properties, for example iron ore and cement,
and should clearly distinguish between material and non material properties. The summary
disclosure should include the information required by Item
                                                        1303(b) of Regulation
S-K.

                                                        The individual property
disclosure, which is only required for properties that you have determined to be
material, should include the information required by Item 1304 of
                                                        Regulation S-K. The
information required for the individual property disclosure is more
 Marcelo Cunha Ribeiro
FirstName  LastNameMarcelo Cunha Ribeiro
National Steel Company
Comapany
January 23,NameNational
            2024        Steel Company
January
Page 2 23, 2024 Page 2
FirstName LastName
         extensive and detailed in comparison.

         In your draft please clearly label each section including Item 1303 Summary
         Disclosure, Item 1304 Individual Property Disclosure, and Item 1305 Internal Control
         Disclosure.
2. We note your response to comment one and we reissue the comment. Our understanding is that Arcos is also a material property as you have filed a technical report summary for this property. If true, please revise to include the required disclosure, including the location of your material property within 1 mile, using an easily recognizable coordinate system to comply with Item 1304(b)(1)(i) of Regulation S-K.
3. We note your response to comment 3. In the draft that you provide for our review, please only include resource and reserve numbers that are attributable to you, as required by Item
         1303(b)(3)(iii) of Regulation S-K.
4. We note your response to comment 8 and we partially reissue the comment. In the draft that you submit for our review please ensure the production information is included in the summary disclosure section and that it includes all cement and iron ore properties/complexes.
5. We note your response to comment 9 and we partially reissue the comment. In the draft that you submit for our review, please do not include the mine life that has combined resources and reserves, as resources and reserves should not be combined.

         Additionally each category of resource and reserve should be reported separately. For example measured, indicated, and inferred resources should be reported as separate line items, including tons and grade or quality. Please refer to Item 1303 Table 1 and Table 2 to paragraph (b) of Regulation S-K for additional guidance.

         These tables should be included in the summary section of your filing and should include all properties.
Item 19. Exhibits, page 146

6. We note your response to comment 26. Please revise to include the entire discounted cash flow analysis table for the Casa de Pedra project in order to comply with Item
         601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. Please provide a draft with your response.
7. We have identified various disclosure deficiencies in your technical reports and we note that you intend to file revised technical report summaries in future filings. Please tell us the timeframe in which you anticipate filing revised technical report summaries.
       If you have any questions regarding mining comments, please contact John Coleman at
(202) 551-3610 or Craig Arakawa at (202) 551-3650. Please contact Melissa Gilmore at 202-
551-3777 or Kevin Woody at 202-551-3629 with any other questions.
 Marcelo Cunha Ribeiro
National Steel Company
January 23, 2024
Page 3



FirstName LastNameMarcelo Cunha Ribeiro   Sincerely,
Comapany NameNational Steel Company
                                          Division of Corporation Finance
January 23, 2024 Page 3                   Office of Manufacturing
FirstName LastName